

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 6, 2019

Rajendra Ketkar
President and Chief Executive Officer
Arcadia Biosciences, Inc.
202 Cousteau Place, Suite 105
Davis, CA 95618

> **Re: Arcadia Biosciences, Inc.**
> **Registration Statement on Form S-1**
> **Filed July 26, 2019**
> **File No. 333-232858**

Dear Mr. Ketkar:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1

Description of Our Capital Stock, page 5

1. Refer to Article X, Paragraph F of your Amended and Restated Certificate of Incorporation, which identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including "any derivative action." Please describe here the exclusive forum provision and disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. We note in this regard that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. To the extent this provision applies to claims

under the Securities Act, please add a risk factor describing the attendant risks, and state in the prospectus that there is uncertainty whether a court would enforce the provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact J. Nolan McWilliams, Attorney-Advisor, at (202) 551-3217 or Laura Nicholson, Special Counsel, at (202) 551-3584 with any questions you may have.

Sincerely,

Division of Corporation Finance
Office of Transportation and Leisure

cc: Mike DeAngelis, Esq.